UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Jupitermedia Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48207D101 (CUSIP Number)

February 10, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48207D101	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alan M. Meckler 2005 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,000,000 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 2,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTION BEFORE FILLING OUT

Item 1	(a)	Name of Issuer: Jupitermedia Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 23 Old Kings Highway South Darien, CT 06820

Item 2	(a)
and 2	(b)

Name of Person Filing; Address of Principal Business Office:

This statement is filed by and on behalf of the Alan M. Meckler 2005 Grantor Retained Annuity Trust (the “Trust”). The business address of the Trust is 23 Old Kings Highway South, Darien, CT 06820.

Item 2	(c)	Citizenship: The Trust is organized under the laws of the State of New York.

Item 2	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)

Item 2	(e)	CUSIP Number: 48207D101

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing as a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership:

	(a)	Amount beneficially owned: 2,000,000 shares of Common Stock

	(b)	Percent of Class: 6.2%

	(c)	(i)	Sole power to vote or direct the vote: 2,000,000

		(ii)	Shared power to vote or direct the vote: -0-

		(iii)	Sole power to dispose of or direct the disposition of: -0-

		(iv)	Shared power to dispose of or direct the disposition of: 2,000,000

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

ALAN M. MECKLER 2005 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Alan M. Meckler
Name:	Alan M. Meckler
Title:	Trustee